                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 11-K/A
                               AMENDMENT NO. 1


[x] Annual report pursuant to Section 15(D) of the Securities Exchange Act of 1934

       For the period from inception (July 1, 1993) to December 31, 1993

                                      or

[ ] Transition report pursuant to Section 15(D) of the Securities Exchange Act of 1934

          For the transition period from ___________ to ___________

                       Commission file number:  0-12700




                    BLOCKBUSTER ENTERTAINMENT CORPORATION
                         RETIREMENT AND SAVINGS PLAN
                           (Full Title of the Plan)

                    BLOCKBUSTER ENTERTAINMENT CORPORATION
           (Name of Issuer of Securities Held Pursuant to the Plan)





                            One Blockbuster Plaza
                      Fort Lauderdale, Florida    33301
                   (Address of Principal Executive Office)

                    BLOCKBUSTER ENTERTAINMENT CORPORATION

                         RETIREMENT AND SAVINGS PLAN


                 INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



      FINANCIAL STATEMENTS:                                                                           Page
                                                                                                      ----

      Report of Independent Certified Public Accountants                                              F-1

      Statement of Assets Available for Benefits with Fund Information
       as of December 31, 1993                                                                        F-2

      Statement of Changes in Assets Available for Benefits with Fund Information
       for the period from inception (July 1, 1993) to December 31, 1993                              F-3

      Notes to Financial Statements                                                                   F-4

      SCHEDULES:

      Schedule I    -  Item 27a - Schedule of Assets Held
                        for Investment Purposes                                                       F-8

      Schedule II   -  Item 27a - Schedule of Assets Held for Investment
                        Purposes Which Were Both Acquired and Disposed
                        of Within the Plan Period                                                     F-9

      Schedule III  -  Item 27d - Schedule of Reportable Transactions                                 F-10


      All other schedules are omitted as not applicable or not required.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Plan Administrator of
  Blockbuster Entertainment Corporation
  Retirement and Savings Plan:

We have audited the accompanying statement of assets available for benefits with fund information of Blockbuster Entertainment Corporation Retirement and Savings Plan as of December 31, 1993, and the related statement of changes in assets available for benefits with fund information for the period from inception (July 1, 1993) to December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1993, and the changes in its assets available for benefits for the period from inception (July 1, 1993) to December 31, 1993, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, assets held for investment purposes which were both acquired and disposed of within the Plan period and reportable transactions (Schedules I, II and III, respectively) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               ARTHUR ANDERSEN & CO.



Fort Lauderdale, Florida,
  May 16, 1994.

                     BLOCKBUSTER ENTERTAINMENT CORPORATION

                          RETIREMENT AND SAVINGS PLAN


       STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                           AS OF DECEMBER 31, 1993




                                                             PARTICIPANT DIRECTED
                                       ----------------------------------------------------------------
                                        BLOCKBUSTER                                NATIONS
                                       ENTERTAINMENT     NATIONS     NATIONS      STRATEGIC
                                        CORPORATION      CAPITAL     BALANCED       FIXED       NATIONS
                                       COMMON STOCK      GROWTH       ASSETS       INCOME        PRIME
                                           FUND           FUND        FUND          FUND         FUND        TOTAL
                                       -------------     -------     --------     ---------     -------    ----------
 INVESTMENTS, AT FAIR VALUE
   (NOTE 2):
     BLOCKBUSTER ENTERTAINMENT
       CORPORATION COMMON
       STOCK FUND                        $658,212       $  -        $  -          $  -         $  -        $  658,212

 SHARES OF REGISTERED
   INVESTMENT COMPANIES:
     NATIONS CAPITAL GROWTH
       FUND                                 -            436,542       -             -            -           436,542
     NATIONS BALANCED ASSETS
       FUND                                 -              -         357,086         -            -           357,086
     NATIONS STRATEGIC FIXED
       INCOME FUND                          -              -           -           265,703        -           265,703
     NATIONS PRIME FUND                     -              -           -             -          241,710       241,710
                                         --------       --------    --------     ---------     --------    ----------
           TOTAL INVESTMENTS              658,212        436,542     357,086       265,703      241,710     1,959,253
                                         --------       --------    --------      --------     --------    ----------

 CONTRIBUTIONS RECEIVABLE:
   EMPLOYER'S                             150,257         85,951      71,076        55,278      113,344       475,906
   PARTICIPANTS'                            7,373          2,639       3,490         2,470        2,407        18,379
                                         --------       --------    --------      --------     --------    ----------
           TOTAL CONTRIBUTIONS
             RECEIVABLE                   157,630         88,590      74,566        57,748      115,751       494,285
                                         --------       --------    --------      --------     --------    ----------

 CONTINGENCY(NOTE 8)                        -              -           -             -            -             -
                                         --------       --------    --------      --------     --------    ----------
           ASSETS AVAILABLE
             FOR BENEFITS                $815,842       $525,132    $431,652      $323,451     $357,461    $2,453,538
                                         ========       ========    ========      ========     ========    ==========





  The accompanying notes are an integral part of these financial statements.

                     BLOCKBUSTER ENTERTAINMENT CORPORATION

                          RETIREMENT AND SAVINGS PLAN


  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

      FOR THE PERIOD FROM INCEPTION (JULY 1, 1993) TO DECEMBER 31, 1993



                                                               PARTICIPANT DIRECTED
                                     ------------------------------------------------------------------
                                      BLOCKBUSTER                                 NATIONS
                                     ENTERTAINMENT      NATIONS     NATIONS      STRATEGIC
                                      CORPORATION       CAPITAL     BALANCED       FIXED        NATIONS
                                     COMMON STOCK       GROWTH       ASSETS       INCOME        PRIME
                                         FUND            FUND        FUND          FUND          FUND        TOTAL
                                     -------------      --------    --------     ---------     --------    ----------
ADDITIONS TO ASSETS
  ATTRIBUTED TO:
    CONTRIBUTIONS:
      PARTICIPANTS'                    $638,676         $424,954    $359,923      $272,721     $252,053     $1,948,327
      EMPLOYER'S                        150,257           85,951      71,076        55,278      113,344        475,906
                                       --------         --------    --------      --------     --------     ----------
                                        788,933          510,905     430,999       327,999      365,397      2,424,233
                                       --------         --------    --------      --------     --------     ----------
    NET REALIZED AND UNREALIZED
      GAINS (LOSSES) ON
      INVESTMENTS                        32,531           16,397       3,022        (2,311)       -             49,639

    INVESTMENT INCOME                     -                  645       2,881         1,955        1,101          6,582
                                       --------         --------    --------      --------     --------     ----------
          TOTAL ADDITIONS               821,464          527,947     436,902       327,643      366,498      2,480,454
                                       --------         --------    --------      --------     --------     ----------
DEDUCTION FROM ASSETS
  ATTRIBUTED TO:
    BENEFITS PAID TO
      PARTICIPANTS                       10,604            3,360       5,534         4,217        3,201         26,916
                                       --------         --------    --------      --------     --------     ----------
          TOTAL DEDUCTIONS               10,604            3,360       5,534         4,217        3,201         26,916
                                       --------         --------    --------      --------     --------     ----------
NET INCREASE PRIOR TO
  INTERFUND TRANSFERS                   810,860          524,587     431,368       323,426      363,297      2,453,538
INTERFUND TRANSFERS, NET                  4,982              545         284            25       (5,836)         -
                                       --------         --------    --------      --------     --------     ----------
          NET INCREASE                  815,842          525,132     431,652       323,451      357,461      2,453,538

ASSETS AVAILABLE FOR BENEFITS:
  BEGINNING OF PERIOD                     -                -           -             -            -              -
                                       --------         --------    --------      --------     --------     ----------
  END OF PERIOD                        $815,842         $525,132    $431,652      $323,451     $357,461     $2,453,538
                                       ========         ========    ========     =========     ========     ==========





   The accompanying notes are an integral part of these financial statements.

                     BLOCKBUSTER ENTERTAINMENT CORPORATION

                          RETIREMENT AND SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


(1)  DESCRIPTION OF PLAN:

The following description of the Blockbuster Entertainment Corporation Retirement and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was established effective July 1, 1993. The Plan, as amended, is a defined contribution plan commonly known as an Internal Revenue Code ("IRC")
section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

To become a participant, an employee must complete one year of service and attain the age of 21. Participation becomes effective on the January 1 or July 1 immediately following completion of the age and service requirement. There were 4,769 active Plan participants as of December 31, 1993.

Blockbuster Entertainment Corporation (the "Company"), the employer, is the Plan Administrator. The Company has entered into an agreement whereby NationsBank of Georgia, N.A. (the "Trustee") has been appointed Trustee. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of the Plan Advisory Committee. The Plan provides five distinct investment fund alternatives for participants. Participants may direct the investment of the amounts allocated to their account into any of the fund options.

The Company has selected the following investment options for use in the Plan:

      Blockbuster Entertainment Corporation Common Stock Fund - Funds are invested in common stock of the Company and cash equivalents.

      Nations Capital Growth Fund - Funds are invested primarily in common stocks of companies with above average potential for capital appreciation.

      Nations Balanced Assets Fund - Funds are invested primarily among three asset groups: common stocks, fixed income securities and cash equivalents.

      Nations Strategic Fixed Income Fund - Funds are invested primarily in investment grade fixed income and related securities.

      Nations Prime Fund - Funds are invested primarily in money market instruments.

The Plan includes a 401(k) arrangement by which eligible participants may direct the Company to contribute a portion of their compensation to the Plan. Amounts contributed by participants are 100% vested at all times. In 1993, each qualified employee could contribute up to $8,994, subject to limitations by the Internal Revenue Code. During each Plan year, the Company will contribute at its discretion to the Plan an amount determined by the Company. The Company may choose not to contribute to the Plan for a particular Plan year. Participants must be employed by the Company on the last day of the Plan year to be entitled to an allocation of the Company's contribution. Company contributions are allocated to active participants' accounts using a ratio based upon relative employee compensation and become vested in accordance with the following schedule:

                                                              Percent of
                                                            Nonforfeitable
                          Years of Service                     Interest
                          ----------------                  --------------
                            Less than 1                             0%
                            1                                      25%
                            2                                      50%
                            3                                      75%
                            4 or more                             100%

Additionally, allocated amounts become fully vested upon normal retirement age as defined in the Plan, death or termination of employment because of inability to work due to total or permanent disability while employed. The Company retains the right to amend, and if necessary, terminate the Plan. In the event of Plan termination, all amounts credited to participants' accounts become 100% vested. Non-vested amounts forfeited upon any participants' withdrawal are allocated to active participants' accounts using a ratio based upon relative employee compensation.

The Company amended the Plan on December 13, 1993 to grant credit for years of service to employees of businesses which are merged or consolidated with the Company subsequent to July 1, 1993. Credit for years of service granted by this amendment applies only for purposes of determining participation and not for purposes of determining vesting in the Plan.

(2)  SIGNIFICANT ACCOUNTING POLICIES:

      Basis of Accounting-

The financial statements of the Plan are prepared under the accrual method of accounting.

      Investment Valuation and Income Recognition-

The Plan's investments are stated at fair value. Shares of common stock of the Company included in the Blockbuster Entertainment Corporation Common Stock Fund are stated at current value based on the last reported sales price on the last business day of the year. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at period end.

Net realized and unrealized gains (losses) on investments consist of the following:

      Realized gains (losses) on sales of investments represent the difference between proceeds received at the time of sale and the cost of the assets at the time of purchase.

      Unrealized appreciation (depreciation) of investments represents the difference between the current value of assets at period end and the cost of those assets at the time of purchase.

Purchases and sales of securities are recorded on a trade-date basis. Investment income consists of interest and dividend income.

     Payment of Benefits-

Benefits are recorded when paid.

(3) PARTIES-IN-INTEREST TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by NationsBank of North Carolina, N.A., an affiliate of the Trustee. The Company pays for all fees and expenses of the Plan. The fees and expenses primarily consist of legal, accounting and other administrative services.

(4) INCOME TAX STATUS:

The Plan filed a request with the Internal Revenue Service ("IRS") in July 1993 to determine whether the Plan is qualified under Section 401 of the IRC. Although the Plan has not received a determination letter from the IRS, it is the Plan Advisory Committee's opinion that the Plan as amended and as currently operating is in compliance with all applicable provisions of the IRC.

(5) RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of assets available for benefits per the financial statements to net assets available for benefits per the Form 5500 at December 31, 1993:

         Assets available for benefits per the financial statements              $2,453,538
         Less: Amounts allocated to withdrawing participants                        (34,193)
                                                                                 ----------
         Net assets available for benefits per the Form 5500                     $2,419,345
                                                                                 ==========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the period from inception (July 1, 1993) to December 31, 1993:

         Benefits paid to participants per the financial statements                 $26,916
         Add:  Amounts allocated to withdrawing participants at
               December 31, 1993                                                     34,193
                                                                                    -------
         Benefits paid to participants per the Form 5500                            $61,109
                                                                                    =======

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1993 but are not yet paid as of that date.

The following is a reconciliation of net realized and unrealized gains on investments per the financial statements to the sum of net gain on sale of assets, unrealized appreciation of assets and net investment gain from registered investment companies per the Form 5500 at December 31, 1993:

         Net realized and unrealized gains per the financial statements             $49,639
         Add: Investment income from registered investment companies                  6,582
                                                                                    -------
         Total net investment gains from registered investment
           companies per the Form 5500                                              $56,221
                                                                                    =======

The following is a reconciliation of investment income per the financial statements to net investment gain from registered investment companies per the Form 5500 for the period from inception (July 1, 1993) to December 31, 1993:

         Investment income per the financial statements                             $ 6,582
         Add: Net realized and unrealized gains from registered
              investment companies                                                   17,108
                                                                                    -------
         Net investment gain from registered investment companies
          per the Form 5500                                                         $23,690
                                                                                    =======

(6)  UNIT INFORMATION:

The Plan assigns units to participants within each of the respective funds used in the Plan. Total units and net asset values per unit for each of the funds at December 31, 1993 is as follows:

                                                                                     Total        Net Asset
                                                                                     Units      Value per Unit
                                                                                    -------     --------------
    Blockbuster Entertainment Corporation Common Stock Fund                          56,640        $11.62
    Nations Capital Growth Fund                                                      37,993        $11.49
    Nations Balanced Assets Fund                                                     32,374        $11.03
    Nations Strategic Fixed Income Fund                                              26,024        $10.21
    Nations Prime Fund                                                              241,710        $ 1.00


(7)  SUBSEQUENT EVENT:

In January 1994, the Company entered into a merger agreement pursuant to which the Company has agreed to merge with and into Viacom Inc. ("Viacom"), with Viacom being the surviving corporation. Under the terms of the agreement, each share of the Company's common stock including shares owned by the Plan shall be converted into the right to receive .08 shares of Viacom Class A common stock, .60615 shares of non-voting Viacom Class B common stock and under certain circumstances, up to an additional .13829 shares of non-voting Viacom Class B common stock. The closing of the merger is subject to customary conditions including approval of the merger by the Company's shareholders.

(8)  CONTINGENCY:

The Plan will terminate upon the merger of the Company (see Note 7), unless the successor makes provisions to continue the Plan, in which event the successor must substitute itself as the Company under the Plan.

                                                                      SCHEDULE I

                     BLOCKBUSTER ENTERTAINMENT CORPORATION

                          RETIREMENT AND SAVINGS PLAN


          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           AS OF DECEMBER 31, 1993



                                                                  (c)  Description of investment
                                                                  including maturity date, rate
                                                                  of interest, collateral, par or                 (e) Current
(a)    (b)  Identity of issue, borrower, lessor or similar party           maturity value          (d) Cost          Value
- - ---    ---------------------------------------------------------  -------------------------------  --------       -----------
 *      Blockbuster Entertainment Corporation Common Stock Fund           56,640 units             $  626,881     $  658,212
 *      Nations Capital Growth Fund                                       37,993 units                420,318        436,542
 *      Nations Balanced Assets Fund                                      32,374 units                354,062        357,086
 *      Nations Strategic Fixed Income Fund                               26,024 units                276,160        265,703
 *      Nations Prime Fund                                               241,710 units                241,710        241,710
                                                                                                   ----------     -----------
                                                                                                   $1,919,131     $1,959,253
                                                                                                   ==========     ==========




             * Identified as a party-in-interest to the Plan.

                                                                     SCHEDULE II

                     BLOCKBUSTER ENTERTAINMENT CORPORATION

                          RETIREMENT AND SAVINGS PLAN


          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN PERIOD

      FOR THE PERIOD FROM INCEPTION (JULY 1, 1993) TO DECEMBER 31, 1993


                                                                (b)  Description of investment
                                                                including maturity date, rate
                                                                  of interest, collateral, par or    (c) Cost of   (d) Proceeds on
(a)  Identity of issue, borrower, lessor, or similar party                maturity value             acquisitions    dispositions
- - ----------------------------------------------------------      -------------------------------      ------------  ----------------
Blockbuster Entertainment Corporation Common Stock Fund                 1,139 units                     $11,927        $13,181


                                                                    SCHEDULE III

                     BLOCKBUSTER ENTERTAINMENT CORPORATION

                          RETIREMENT AND SAVINGS PLAN


                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

       FOR THE PERIOD FROM INCEPTION (JULY 1, 1993) TO DECEMBER 31, 1993




                         (b) Description of Asset
                          (Including Interest Rate
(a) Identity of               and Maturity in                                                      (c) Purchase     (d) Selling
Party Involved                 Case of Loan)                                                           Price           Price
- - ---------------          -------------------------                                                 ------------     -----------
                         Purchases:                                  Units:      Transactions:
*                         Blockbuster Entertainment Corporation
                            Common Stock Fund                          57,779        75            $638,898         $   -
*                         Nations Capital Growth Fund                  38,589        69             426,931             -
*                         Nations Balanced Assets Fund                 33,124        63             362,133             -
*                         Nations Strategic Fixed Income Fund          26,606        63             282,405             -
*                         Nations Prime Fund                          253,023        52             253,023             -

                         Sales:
*                         Blockbuster Entertainment Corporation
                            Common Stock Fund                           1,139        47                -             13,181
*                         Nations Capital Growth Fund                     595        47                -              6,642
*                         Nations Balanced Assets Fund                    748        45                -              8,045
*                         Nations Strategic Fixed Income Fund             584        40                -              6,243
*                         Nations Prime Fund                           11,313        62                -             11,313



                         (b) Description of Asset                          (f) Expense                 (h) Current Value
                         (Including Interest Rate                           Incurred                      of Asset on
(a) Identity of             and Maturity in                    (e) Lease      With       (g) Cost of      Transaction   (i) Net Gain
Party Involved              Case of Loan)                        Rental    Transaction      Asset           Date         or (Loss)
- - ---------------          ------------------------              ---------   -----------   -----------   ---------------- ------------
                         Purchases:
*                         Blockbuster Entertainment Corporation
                            Common Stock Fund                                              $638,898        $638,898        N/A
*                         Nations Capital Growth Fund                                       426,931         426,931        N/A
*                         Nations Balanced Assets Fund                                      362,133         362,133        N/A
*                         Nations Strategic Fixed Income Fund                               282,405         282,405        N/A
*                         Nations Prime Fund                                                253,023         253,023        N/A

                         Sales:
*                         Blockbuster Entertainment Corporation
                            Common Stock Fund                                                11,927          13,181      1,254
*                         Nations Capital Growth Fund                                         6,558           6,642         84
*                         Nations Balanced Assets Fund                                        8,058           8,045        (13)
*                         Nations Strategic Fixed Income Fund                                 6,208           6,243         35
*                         Nations Prime Fund                                                 11,313          11,313         -


Notes: Transactions included herein represent individual transactions or a series of transactions in securities of the same issue in excess of 5% of the current value of Plan assets at the end of the Plan period. The current value of Plan assets at the end of the period as opposed to the beginning of the period is used since this is the first reporting period for the Plan.

          This schedule incorporates all disclosures required by the Department of Labor for assets purchased or sold within the period.

          * Identified as a party-in-interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Blockbuster Entertainment
                                         Corporation Retirement
                                         and Savings Plan



Date: June 28, 1994                      By:  /s/ Gregory K. Fairbanks
                                         ---------------------------------
                                              Gregory K. Fairbanks
                                              Senior Vice President,
                                              Chief Financial Officer
                                              and Treasurer
                                              (Principal Financial Officer)

                                 EXHIBIT INDEX

 Number                       Description of Exhibit
- - --------               --------------------------------------------
 23                           Consent of Arthur Andersen & Co.